SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS` MEETING
HELD ON AUGUST 25TH, 2008

DATE, TIME AND PLACE: August 25th, 2008, at 14:00 hours, in the City and State of São Paulo.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of the following acting members, Messieurs Giorgio della Seta Ferrari Corbelli Greco and Josino de Almeida Fonseca. Pursuant to the provided in the Section 29, § 2, of the Company`s By-Laws, Messieurs Mario Cesar Pereira de Araujo, Isaac Selim Sutton, Stefano Ciurli, Maílson Ferreira da Nóbrega and Carmelo Furci attended the meeting by means of conference call.

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Alessandra Catanante - Secretary.

AGENDA: (1) Modifications in the Board of Directors’ composition and in its Chairmanship; (2) Other matters of general interest to this Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda and the related material, the Board Members resolved, by unanimous vote and with no restrictions:

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(1) Mr. GIORGIO DELLA SETA FERRARI CORBELLI GRECO presented his resignation as a member and Chairman of the Company’s Board of Directors, which resignation was filed and considered effective as from August 25th, 2008. Due to the referred resignation and pursuant to the provided in the Section 28 of the Company`s By-Laws and in the Section 150 of the Law No. 6,404/76 (Brazilian Corporate Law), the Board of Directos proposed and further elected Mr. Gabriele Galateri di Genola, italian citizen, married, business administrator, bearer of the italian passport number E896355, with mailing address in the Via Piazza degli Affari, No. 2, Milano, Italia, to fill on the position of member of the Board of Directors. Further, the Board Members decided to elect, for the position of Chairman of the Board of Directos, Mr. Galateri, already above qualified.

The referred elections are destined to supplement the current term of office, until the next Company’s Shareholders’ Meeting.

It shall be hereby recorded that Mr. Gabriele Galateri di Genola will present the Statement provided in the CVM Instruction No. 367/2002 duly signed in the moment of the execution of the instrument of appointment.

The Board Members thanked Mr. Giorgio della Seta Ferrari Corbelli Greco for the services rendered to the Company during the period in which he held the position of Chairman of the Company`s Board of Directos.

Due to the above deliberations, the Company`s Board of Directos is composed, in this date, by Messieurs Gabriele Galateri di Genola, Carmelo Furci, Mario Cesar Pereira de Araujo, Stefano Ciurli, Josino de Almeida Fonseca, Maílson Ferreira da Nóbrega and Isaac Selim Sutton, all of them as effective members of the Board of Directors, with term of office until the Annual Shareholders` Meeting of the Company to be held in 2009, with exception to Messieurs Gabriele Galateri di Genola and Carmelo Furci, whose elections should be confirmed in the next Company’s Shareholders` Meeting.

(2) No other matter has been raised by the members of the Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted, read, approved and signed by the attending Board Members.

São Paulo (SP), August 25th, 2008.

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GIORGIO DELLA SETA FERRARI CORBELLI GRECO	MARIO CESAR PEREIRA DE ARAUJO

STEFANO CIURLI	JOSINO DE ALMEIDA FONSECA

MAÍLSON FERREIRA DA NÓBREGA	CARMELO FURCI

ISAAC SELIM SUTTON	ALESSANDRA CATANANTE
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 25, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.